April 6, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian McAllister and Kimberly Calder

Re:	Yatra Online, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2025
Filed July 31, 2025
File No. 001-37968

Dear Mr. McAllister and Ms. Calder:

Yatra Online, Inc. (the “Company,” “we,” “us” or “our”) submits this letter in response to the comments (“Response Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (File No. 001-37968) filed with the Commission on July 31, 2025 (the “2025 20-F”), as set forth in the Staff’s letter dated March 23, 2026 addressed to Mr. Anuj Sethi (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For the Staff’s convenience, the reproduced Staff comments from the Comment Letter have been italicized.

Item 5. Operating and Financial Review and Prospects

Adjusted Margin %, page 88

1.	You define the key operating metric Adjusted Margin % as Adjusted Margin as a percentage of Gross Bookings. You also disclose the term Net Revenue Margin % which appears to be calculated in the same manner as Adjusted Margin %. Please revise to replace Net Revenue Margin % with Adjusted Margin %.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that beginning with its Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “2026 20-F”) it will replace Net Revenue Margin % with Adjusted Margin %.

Results from Operations, page 99

2.	We refer to your discussions of Adjusted EBITDA Profit on pages 99 and 101. When presenting a non-IFRS measure, you are required to present the most directly comparable IFRS measure with equal or greater prominence. Please revise these presentations to comply with Question 102.10 of the Corporation Finance Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that beginning with the 2026 20-F it will present the most directly comparable IFRS measure for Adjusted EBITDA Profit with equal or greater prominence.

The following is an example of how the Company expects to provide this clarifying disclosure beginning with the 2026 20-F.

“Profit for the Year. As a result of the foregoing factors, our profit in the year ended March 31, 2026 was INR [●] (USD [●]) as compared to a profit of INR 23.5 million (USD 0.3 million) in the year ended March 31, 2025. Excluding the employee share-based compensation costs, the Adjusted Profit(1) would have been INR [●] (USD [●]) for year ended March 31, 2026 and Adjusted Profit(1) was INR 148.3 million (USD 1.7 million) for year ended March 31, 2025. Adjusted EBITDA Profit(1) increased by [●]% to INR [●] (USD [●]) in the year ended March 31, 2026 from Adjusted EBITDA Profit(1) of INR 343.4 million (USD 4.0 million) in the year ended March 31, 2025.

Certain Non-IFRS Measures

Reconciliation of Adjusted (Loss)/Profit, page 112

3.	Tell us how your presentation complies with the requirement to separately provide income tax effects related to the pretax adjustments added to arrive at Adjusted (Loss)/Profit, as well as on Adjusted Basic and Diluted Loss Per Share. Refer to Question 102.11 of the Corporation Finance Interpretations on Non-GAAP Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that beginning with the 2026 20-F it will revise its disclosure in response to the Staff’s comment.

The following is an example of how the Company expects to provide this clarifying disclosure beginning with the 2026 20-F.

Reconciliation of Adjusted (Loss)/ Profit	Fiscal Year ended March 31,
(Amount in thousands)	2024	2025	2026
Profit/(Loss) for the period (as per IFRS)	(329,330)	10,652
Employee share-based compensation costs	229,260	124,787
Listing and related expenses	54,238	-
Tax (expense)/ benefit	(37,174)	12,849
Adjusted Loss for the Period	(83,007)	148,288

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2024	2025	2026
Basic loss per share (as per IFRS)	(5.60)	(1.73)
Employee share-based compensation costs	2.48	1.39
Tax (expense)/ benefit	-	-
Listing and related expenses	0.56	-
Adjusted Basic loss Per Share	(2.56)	(0.34)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2024	2025	2026
Diluted loss per share (as per IFRS)	(5.60)	(1.73)
Employee share-based compensation costs	2.48	1.39
Tax (expense)/ benefit	-	-
Listing and related expenses	0.56	-
Adjusted Diluted loss Per Share	(2.56)	(0.34)

The Income tax effect on non-GAAP adjustments is calculated by applying a statutory tax rate to non-GAAP adjustments, including Employee share-based compensation costs and Listing and related expenses.

* * * * *

If you should have any questions or comments with respect to the foregoing, please contact the undersigned at (+91 124) 4591700.

Sincerely,

/s/ Anuj Sethi

Anuj Sethi

cc:	Siddhartha Gupta, Chief Executive Officer, Yatra Online Inc.
Anuj Sethi, Principal Financial Officer and Principal Accounting Officer, Yatra Online Inc.
Jocelyn M. Arel, Goodwin Procter LLP